  Exhibit 99.1

SANDSTORM GOLD ROYALTIES ACQUIRES 0.9% NSR ROYALTY ON LUNDIN GOLD’S FRUTA DEL NORTE MINE

Vancouver, British Columbia — January 18, 2019 Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE American: SAND, TSX: SSL) is pleased to announce that the Company has acquired a 0.9% net smelter returns royalty (“NSR Royalty”) on precious metals produced from the Fruta del Norte gold project in Ecuador (“Fruta del Norte”), currently under construction by Lundin Gold Corporation (“Lundin Gold”).

The NSR Royalty was acquired from a private third party for US$32.75 million in cash and covers more than 644 square kilometres, including all 30 mining concessions held by Lundin Gold. The Fruta del Norte Mineral Reserve contains 5.0 million ounces of gold in 17.8 million tonnes (“Mt”) of ore with an average grade of 8.7 grams per tonne (“g/t”) as of September 2018, ranking it amongst the highest-grade gold projects in the world.

— Acquisition Highlights

●
Near-Term Cash Flow: Lundin expects to pour first gold at Fruta del Norte in the fourth quarter of 2019, with commercial production expected in the first half of 2020. Fruta del Norte’s average annual production is expected to exceed 330,000 ounces of gold per year over the first 13 years of the operation at an all-in-sustaining cost of US$583 per ounce. Current reserves support a 15 year initial mine life.

●
Exploration Upside: The royalty covers precious metals production from all 644 square kilometres of concessions held by Lundin Gold, plus an additional one kilometre area of interest around the property. Exploration potential at Fruta del Norte remains excellent, with multiple early and advanced exploration targets already identified. Exploration is currently focused on the Suarez pull-apart basin, the structure that hosts the Fruta del Norte gold deposit.

●
Strong Partner: Lundin Gold is backed by Lukas Lundin, an established mining entrepreneur, and its management team has significant mine development and operating experience.

Click the link below to view the presentation that summarizes the Fruta del Norte royalty acquisition:
www.sandstormgold.com/frutadelnorte

— About Fruta del Norte

Overview
Fruta del Norte is one of the most significant gold discoveries of the past 20 years, ranking as one of the highest-grade gold projects globally. The project is Lundin Gold’s flagship asset and is located 139 kilometres east-northeast of Loja, Ecuador’s fourth largest city.

The project’s Mineral Reserves support average annual production exceeding 330,000 ounces of gold during the first 13 years at an estimated all-in-sustaining cost of US$583 per ounce. The operation is designed as a 1.3 Mt per annum underground mine. The process plant will use gravity, flotation, and carbon-in-leach (“CIL”) circuits to recover gold to both concentrate and doré, with combined metallurgical recoveries estimated at 91.7% for gold.

Development Status
Fruta del Norte’s development is reported to be on time and on budget with the first gold pour expected during the fourth quarter of 2019. As of December 31, 2018, Lundin Gold announced that construction was 45% complete and the overall engineering was 85% complete.

A total of 4.5 kilometres of underground mine development was achieved at the end of 2018, with daily advance rates above target levels. Mine development has now reached the Fruta del Norte orebody, having passed under the Machinaza River and through the Machinaza Fault without significant water inflows.

Exploration
Sandstorm’s royalty covers all 644 square kilometres of mining concessions held by Lundin Gold, covering the highly prospective Suarez pull-apart basin. Located in the basin’s northeast corner, the Fruta del Norte deposit measures 1.7 kilometres along strike, 700 metres down dip and generally ranges between 150 and 300 metres in width.

Since the start of 2016, Lundin Gold has doubled the strike length of the Suarez pull-apart basin to 16 kilometres, identifying several new epithermal gold targets within this trend. While Lundin Gold has been primarily focused on development of the existing Fruta del Norte deposit, early exploration has also advanced on the Puenta-Princesa and Barbasco targets among others.

Outside the Suarez pull-apart basin, Lundin Gold has identified several additional exploration targets, highlighting the prospective nature of Lundin Gold’s mineral concessions. The targets include epithermal gold-silver targets such as Gata Salvaje and the Emperador area as well as a variety of copper porphyry targets.

Figure 1: Fruta del Norte Claim Map

Fruta del Norte

Royalty Map

64,406 ha

- Sandstorm Royalty
- Suarez Pull-Apart Basin
- Exploration Targets

20 km

N
Fruta del Norte Deposit
Bonza (Las Peñas)
Alejandro
Puente Princesa
Barbasco
Gata Salvaje
Emperador
Robles
5 km

600% ZOOM

SANDSTORM GOLD ROYALTIES

January 2019

—Reserves and Resources

Lundin Gold released an updated project estimate (“UPE”) on September 19, 2018, which involved a thorough review of the mine plan, a re-estimate of the capital and operating costs, and an update to the project schedule. The UPE should be read in conjunction with the Technical Report entitled "Fruta del Norte - NI 43-101 Technical Report on Feasibility Study" (the "Technical Report") filed by Lundin Gold in June 2016, with an effective date of April 30, 2016.

Probable Mineral Reserves1,2,3,4,5,6,7,8,9

	Technical Report (April 30, 2016)	UPE (September 19, 2018)
Tonnes (Mt)	15.5	17.8
Gold Grade (g/t)	9.7	8.7
Gold Contained Ounces (in millions)	4.8	5.0
Silver Grade (g/t)	12.7	12.1
Silver Contained Ounces (in millions)	6.3	7.0

1.
Except as set out below, the assumptions, parameters and risks associated with the results of the Technical Report for the Project, the Mineral Resource and Mineral Reserve estimates included therein, and the UPE, are as set out in the Technical Report.
2.
All Mineral Reserves in this table are Probable Mineral Reserves. No Proven Mineral Reserves were estimated.
3.
UPE estimates are as at September 19, 2018.
4.
Mineral Reserves were estimated using the following key inputs: Gold Price = $1,250/oz, Transverse Stoping = $48/t, Overhand D&F = $81/t, Underhand D&F = $71/t, Process/Surface Ops/G&A = $58/t, Dilution Factor = 10%, Concentrate Transport & Treatment = $9/t, Royalty = $71/oz, Gold Metallurgical Recovery = 91.7%
5.
Gold cut-off grades for the different mining methods are as follows: Transverse Stope = 3.8 g/t, Overhand D&F = 5.0 g/t, Underhand D&F = 5.0 g/t
6.
The average silver metallurgical recovery is 81.6%. The silver price assumption was $20/oz. Silver was not considered in the calculation of the cut-off grade.

7.
Tonnages are rounded to the nearest 1,000 t, gold grades are rounded to one decimal place, and silver grades are rounded to one decimal place. Tonnage and grade measurements are in metric units; contained gold and silver are reported as thousands of troy ounces.
8.
Rounding as required by reporting guidelines may result in summation differences.
9.
For information with respect to the key assumptions, parameters and risks associated with the results of the Technical Report for the Project, the Mineral Resource and Mineral Reserve estimates included therein and other technical information, please refer to the Technical Report filed on SEDAR at www.sedar.com.

Mineral Resources1,2,3,4,5,6

	Tonnes (Mt)	Gold Grade (g/t)	Silver Grade (g/t)	Gold Contained Ounces (in millions)	Silver Contained Ounces (in millions)
Indicated	23.8	9.6	12.9	7.4	9.9
Inferred	11.6	5.7	10.8	2.1	4.1

1.
The Qualified Person for the estimate is Mr. David Ross, P.Geo., an employee of RPA. The estimate has an effective date of 31 December, 2015.
2.
Mineral Resources are reported inclusive of Mineral Reserves; Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.
Mineral Resources are reported at a cut-off grade of 3.5 g/t Au; which was calculated using a long term gold price of US$1,500/oz.
4.
Mineral Resources are constrained within underground mineable shapes that assume a minimum thickness of 2 m; metallurgical recovery of 94%; total operating costs of US$145/t milled (mining cost of US$60/t milled; process costs of US$35/t milled; G&A costs of US$15/t milled; surface infrastructure costs of US$28/t milled; concentrate transport and treatment costs of US$7/t milled); royalties of US$71/oz and selling costs of US$65/oz.
5.
Numbers may not add due to rounding.
6.
For information with respect to the key assumptions, parameters and risks associated with the results of the Technical Report for the Project, the Mineral Resource and Mineral Reserve estimates included therein and other technical information, please refer to the Technical Report.

Qualified Person

Keith Laskowski (MSc), Sandstorm’s Vice President, Technical Services is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 188 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2017 and the Company’s annual information form dated March 29, 2018 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

CONTACT INFORMATION

Nolan Watson	Kim Forgaard
President & CEO	Investor Relations
604 689 0234	604 628 1164